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                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
     ----------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
     ----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
     ----------------------------------------------------------------------
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2005
     ----------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.      69357C107                           PAGE 2 OF 10 PAGES
-------------------------------------------------------------------------------

--------  ---------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Parkcentral Global Hub, Limited
--------- ---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                    (b) /X/

--------- ---------------------------------------------------------------------
    3     SEC USE ONLY

--------- ---------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          See Item 3
--------- -------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--------- -------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                2,589,793 shares issuable upon conversion of
                                notes and payable as shares of interest under
                                the notes (see Item 5)
                      --------- -----------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    0
 OWNED BY              --------- -----------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,589,793 share issuable upon conversion of
                                notes and payable as shares of interest under
                                the notes (see Item 5)
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------- -------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          3,227,638 (including 3,093,669 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
--------- -------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*    / /

--------- -------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

          4.5% (see Item 5)
--------- -------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          CO
--------- -------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      69357C107                           PAGE 3 OF 10 PAGES
-------------------------------------------------------------------------------

--------- -------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Petrus Securities, LP
--------- -------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  / /
                                                                  (b)  /X/

--------- -------------------------------------------------------------------
    3     SEC USE ONLY

--------- -------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          See Item 3
--------- -------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)   / /

--------- -------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------- --------- -----------------------------------------------

                         7      SOLE VOTING POWER

                                637,845 (including 503,876 shares issuable upon
                                conversion of notes and payable as shares of
                                interest under the notes (see Item 5)
                      --------- -----------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    0
 OWNED BY              --------- -----------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     637,845 (including 503,876 shares issuable upon
                                conversion of notes and payable as shares of
                                interest under the notes (see Item 5)
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------- -------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          3,227,638 (including 3,093,669 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
--------- -------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*    / /

--------- -------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5% (see Item 5)
--------- -------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          PN
--------- -------------------------------------------------------------------

This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on October 8, 2005 by Parkcentral Global Hub, Limited, a Bermuda Company and Petrus Securities, LP, a Texas Limited Partnership (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the shares of Common Stock (the
"Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.       PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby supplemented by the following:

         On December 15, 2005, certain members of the Ad Hoc Committee entered into an Amendment to the Commitment Letter with the Company, dated November 28, 2005, as amended on December 9, 2005, and disclosed in the Reporting Persons previous amendments to this Schedule 13D. A copy of the Amendment to the Commitment Letter is attached as an exhibit hereto and incorporated into this
Item 4 by reference.

         Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 of the Schedule 13D is hereby supplemented by the following:

         The Amendment to the Commitment Letter is incorporated by reference into this Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated December 16, 2005.

2. Amendment to Commitment Letter, dated December 15, 2005 among the Reporting Persons and the Company.

                                   SIGNATURES
         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 2005

PARKCENTRAL GLOBAL HUB LIMITED




By:  /S/ DAVID RADUNSKY
     Name:    David Radunsky
     Title:   Chief Operating Officer
              Parkcentral Capital Management, L.P.
              Advisor to Parkcentral Global Hub Limited


PETRUS SECURITIES, LP



By:  /S/ DAVID RADUNSKY
     Name:  David Radunsky
     Title: Chief Operating Officer

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated December 16, 2005.

2. Amendment to Commitment Letter, dated December 15, 2005 among the Reporting Persons and the Company.

                                    EXHIBIT 1

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of December 16, 2005

PARKCENTRAL GLOBAL HUB LIMITED




By:  /S/ DAVID RADUNSKY
     Name:    David Radunsky
     Title:   Chief Operating Officer
              Parkcentral Capital Management, L.P.
              Advisor to Parkcentral Global Hub Limited


PETRUS SECURITIES, LP



By:  /S/ DAVID RADUNSKY
     Name:  David Radunsky
     Title: Chief Operating Officer

                                    EXHIBIT 2


     PETRUS SECURITIES L.P.                 BLUM STRATEGIC PARTNERS II, L.P.

PARK CENTRAL GLOBAL HUB LIMITED        BLUM STRATEGIC PARTNERS II GMBH & CO. KG.




                                December 15, 2005





PRG-Schultz International, Inc.
600 Galleria Parkway
Suite 100
Atlanta, Georgia 30339
Attention: James B. McCurry

         Re:  EXTENSION OF COMMITMENT LETTER

Dear Mr. McCurry:

         Reference is made to (i) the commitment letter, dated as of November 28, 2005 (as amended by the Amendment to Commitment Letter, dated as of December 9, 2005, the "COMMITMENT LETTER"), addressed to PRG-Schultz International, Inc. (the "PARENT") by each of Petrus Securities L.P. ("PETRUS"), Parkcentral Global Hub Limited (together with Petrus, collectively, the "PETRUS ENTITIES"), Blum Strategic Partners II GmbH & Co. KG. ("BLUM") and Blum Strategic Partners II, L.P. (together with Blum, collectively, the "BLUM ENTITIES" and, together with the Petrus Entities, each a "LENDER" and collectively, the "LENDERS") and (ii) the Term Sheet (as defined in the Commitment Letter). Capitalized terms used herein shall have the meanings set forth in the Commitment Letter.

         The Parent and the Lenders desire to amend the Commitment Letter and the Term Sheet to extend the effectiveness of the Lenders' commitment until December 19, 2005, and the Lenders have agreed to extend the commitment period, upon, and subject to, the terms and conditions hereinafter set forth.

         Notwithstanding anything contained in the Commitment Letter and the Term Sheet, the parties agree that the commitment of the Lenders to provide the Financing Facility shall expire at 5:00 p.m. (New York City time) on December 19, 2005, unless prior thereto, definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied (it being understood that the Parent's obligation to pay all amounts in respect of indemnification and Expenses shall survive termination of the Commitment Letter).

PRG-Schultz International, Inc.
December 15, 2005
Page 2



         Except as expressly set forth in this letter, (i) nothing contained herein shall be construed in any manner to modify, affect, or impair the provisions of the Commitment Letter or the Term Sheet and (ii) the Commitment Letter shall continue in full force and effect.

         This letter (i) shall be governed by the law of the State of New York,
(ii) shall be binding upon the parties and their respective successors and assigns, (iii) may not be relied upon or enforced by any other person or entity, and (iv) may be signed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. This letter may be amended, modified or waived only in a writing signed by the parties hereto.

                                          Very truly yours,


PRG-Schultz International, Inc.
December 15, 2005
Page 3


--------------------------------------------------------------------------------
/                                      /                                       /
/ BLUM STRATEGIC PARTNERS II, L.P.     /  BLUM STRATEGIC PARTNERS II GMBH &    /
/                                      /  CO. KG.                              /
/                                      /                                       /
/ By:  /s/ Jose S. Medeiros            /  By: /s/ Jose S. Medeiros             /
/      -----------------------------   /      ---------------------------------/
/ Name:  Jose S. Medeiros              /  Name:  Jose S. Medeiros              /
/ Title: Partner                       /  Title: Partner                       /
/                                      /                                       /
/-----------------------------------   /  -------------------------------------/
/                                      /                                       /
/                                      /                                       /
/ PARKCENTRAL GLOBAL HUB LIMITED       /  PETRUS SECURITIES L.P.               /
/                                      /                                       /
/                                      /                                       /
/ By:  /s/ Steven Blasnik              /  By: /s/ Steven Blasnik               /
/      -----------------------------   /      ---------------------------------/
/ Name:  Steven Blasnik                /  Name:  Steven Blasnik                /
/ Title: President                     /  Title: President of G.P.             /
/                                                                              /
--------------------------------------------------------------------------------



Agreed and accepted on this

15 day of December 2005:

PRG-SCHULTZ INTERNATIONAL, INC.


By:  /s/ Clinton McKellar, Jr.
     -------------------------------
     Name:  Clinton McKellar, Jr.
     Title: Senior Vice President and General Counsel